Item 77C

Matters submitted to a vote of security holders

A Special Meeting of Shareholders (the "Meeting") of BNY Mellon Money Market Fund (the "Fund"), a series of BNY Mellon Funds Trust, now known as "BNY Mellon Government Money Market Fund", was held on April 11, 2016. Out of a total of 353,697,881 Fund shares ("Shares") entitled to vote at the meeting, a total of 252,546,968 were represented at the Meeting, in person or by proxy. The following matter was duly voted on by the holders of the Fund's outstanding shares:

1. To approve revising the Fund's fundamental investment restriction regarding industry concentration to remove the current requirement that the Fund, under normal market conditions, invest at least 25% of its assets in securities issued by banks.

	Shares
For	Against	Abstain
252,194,107	7,125	345,736

Proposal #1, therefore, was approved by the Fund's shareholders, and the Fund's fundamental investment restriction, as approved, is as follows:

The Fund may not invest more than 25% of its total assets in the securities of issuers in any industry, provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.